SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

IGENE Biotechnology, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

451695 10 0
(CUSIP Number)

Martin Neidell, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13D

CUSIP No.: 451659 10 0	Page 2 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	77,218,862 0 77,218,862 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,218,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.6%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 451695 10 0	Page 3 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner, Trustee, Trust F/B/O Alan H. Kempner, Jr., and Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,105,833 0 6,105,833 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,105,833

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 451695 10 0	Page 4 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner, Trustee, Trust F/B/O Alan H. Kempner, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	27,160,399 0 27,160,399 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,160,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 451695 10 0	Page 5 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nan S. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	281,086 0 281,086 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 451695 10 0	Page 6 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner, Trustee, Trust F/B/O Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) XX (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	27,222,018 0 27,222,018 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,222,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%

14	TYPE OF REPORTING PERSON* OO

        The Statement on Schedule 13D (“Schedule 13D”), dated February 15, 1991, which was filed on behalf of Thomas L. Kempner, with regard to his beneficial ownership of shares of Common Stock, $0.01 par value (the “Shares”), of IGENE Biotechnology, Inc., a Maryland corporation (the “Company”), is hereby amended, supplemented and restated as set forth below.

Item 1.   Security and Issuer.

        This statement on Schedule 13D relates to the Shares of the Company.

        The address of the Company’s principal executive offices is 9110 Red Branch Road, Columbia, Maryland 21045-2097.

Item 2.   Identity and Background.

        This Statement is being filed on behalf of (a) Thomas L. Kempner; (b) Thomas L. Kempner, Trustee, Trust F/B/O Alan H. Kempner, Jr., and Thomas L. Kempner; (c) Thomas L. Kempner, Trustee, Trust F/B/O Alan H. Kempner, Jr.; (d) Nan S. Kempner, and (e) Thomas L. Kempner, Trustee, Trust F/B/O Thomas L. Kempner (collectively, the "Filing Persons").

        Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

        Thomas L. Kempner. Mr. Kempner is a citizen of the United States of America, and his business address is c/o Loeb Partners Corporation, 61 Broadway, New York, New York 10006. His present principal employment is Chairman of Loeb Partners Corporation, a registered broker dealer and its parent Loeb Holding Corp. Mr. Kempner is also a director of the Company.

        Nan S. Kempner is Thomas L. Kempner's wife.

        Alan H. Kempner, Jr. is Thomas L. Kempner's brother.

        During the last five years, the Filing Persons have not, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The Securities reported herein were acquired directly or indirectly with personal funds in the case of individuals and trust funds in the case of trusts.

Item 4.   Purpose of Transaction.

        Substantially all the Securities were acquired as the result of loans made by the Filing Persons to the Company. All Securities were acquired for investment purposes. The Filing Persons may, depending upon market conditions and other factors, acquire additional Shares in the future through additional loans to the Company or through open market or privately negotiated transactions or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

        Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

        (a)      As of the date of this Statement, Thomas L. Kempner beneficially owned warrants and Convertible Notes, exercisable or convertible into an aggregate of 58,492,743 and 4,379,800 shares of common stock, respectively. As of such date, Thomas L. Kempner also beneficially owned an aggregate of 14,346,319 shares of Common Stock. As of the date of this Statement, based on the Shares outstanding as of March 1, 2000, the Filing Persons, individually, are the direct beneficial owners of the following amounts of Common Stock:

                                                                    Percentage
                                                    Number            of
                                                      of            Outstanding
Beneficial Owner                                    Shares            Shares

Thomas L. Kempner                                 77,218,862          69.6%

Thomas L. Kempner, Trustee, Trust F/B/O Alan H.    6,105,833          11.6%
Kempner, Jr., and  Thomas L. Kempner

Thomas L. Kempner, Trustee, Trust F/B/O Alan H.   27,160,399          36.4%
Kempner, Jr.

Nan S. Kempner                                       281,086          0.58%

Thomas L. Kempner, Trustee, Trust                 27,222,018          36.4%
F/B/O Thomas L. Kempner

        (b)     Nan S. Kempner, Alan H. Kempner, and Thomas L. Kempner, when acting as beneficiary only, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) no Shares owned by the Trusts. Each of such persons disclaims beneficial ownership of such Shares except to the extent of her or his pecuniary interest therein.

        (c)     The Schedule attached hereto sets forth the transactions in which the Filing Persons have engaged since the most recent filing.

        (d)     Except as set forth herein, none of the Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 18, 2000

/s/    Thomas L. Kempner
Thomas L. Kempner, individually and as a Trustee of

Trust F/B/O Alan H. Kempner, Jr., and
Thomas L. Kempner

Trust F/B/O Alan H. Kempner, Jr

Trust F/B/O Thomas L. Kempner

On behalf of Nan S. Kempner

Schedule A

SCHEDULE OF ACQUISITIONS

Date              Amount        Type of Security/      Nature of Holding      Price per     Beneficial
----              ------        ------------------     -----------------      ----------    ----------
                                Underlying Security                           Share         Ownership
                                -------------------                           -----         ---------

12/14/95              212,960   Common Stock           Common Stock                             (1)
12/14/95              931,744   Common Stock           Common Stock                             (3)
12/14/95              264,000   Common Stock           Convertible Note                         (1)
11/16/95              396,000   Common Stock           Convertible Note                         (1)
12/22/95              231,000   Common Stock           Convertible Note                         (1)
12/14/95              264,000   Common Stock           Warrant                                  (1)
11/16/95              396,000   Common Stock           Warrant                                  (1)
12/22/95              231,000   Common Stock           Warrant                                  (1)
2/14/96               256,667   Common Stock           Convertible Note                         (1)
3/11/96                99,000   Common Stock           Convertible Note                         (3)
4/23/96               195,250   Common Stock           Convertible Note                         (3)
5/9/96                231,000   Common Stock           Convertible Note                         (3)
6/7/96                129,130   Common Stock           Convertible Note                         (3)
7/24/96                92,400   Common Stock           Convertible Note                         (3)
9/24/96               128,333   Common Stock           Convertible Note                         (3)
11/15/96              128,333   Common Stock           Convertible Note                         (3)
12/11/96              165,000   Common Stock           Convertible Note                         (3)
2/14/96               256,667   Common Stock           Warrant                                  (1)
3/11/96                99,000   Common Stock           Warrant                                  (3)
4/23/96               195,250   Common Stock           Warrant                                  (3)
5/9/96                231,000   Common Stock           Warrant                                  (3)
6/7/96                129,130   Common Stock           Warrant                                  (3)
7/24/96                92,400   Common Stock           Warrant                                  (3)
9/24/96               128,333   Common Stock           Warrant                                  (3)
11/15/96              128,333   Common Stock           Warrant                                  (3)
12/11/96              165,000   Common Stock           Warrant                                  (3)
3/11/96                99,000   Common Stock           Convertible Note                         (5)
4/23/96               195,250   Common Stock           Convertible Note                         (5)
5/9/96                231,000   Common Stock           Convertible Note                         (5)
6/7/96                129,130   Common Stock           Convertible Note                         (5)
7/24/96                92,400   Common Stock           Convertible Note                         (5)
9/24/96               128,333   Common Stock           Convertible Note                         (5)
11/15/96              128,333   Common Stock           Convertible Note                         (5)
12/11/96              165,000   Common Stock           Convertible Note                         (5)
3/11/96                99,000   Common Stock           Warrant                                  (5)
4/23/96               195,250   Common Stock           Warrant                                  (5)
5/9/96                231,000   Common Stock           Warrant                                  (5)
6/7/96                129,130   Common Stock           Warrant                                  (5)
7/24/96                92,400   Common Stock           Warrant                                  (5)
9/24/96               128,333   Common Stock           Warrant                                  (5)
11/15/96              128,333   Common Stock           Warrant                                  (5)
12/11/96              165,000   Common Stock           Warrant                                  (5)
1/14/97               150,000   Common Stock           Convertible                              (3)
                                                       Note/Warrant
2/24/97               132,750   Common Stock           Convertible                              (3)
                                                       Note/Warrant
4/3/97                 40,420   Common Stock           Convertible Note                         (3)
4/4/97                 19,556   Common Stock           Convertible Note                         (3)
5/8/97                104,889   Common Stock           Convertible Note                         (3)
4/3/97                 40,420   Common Stock           Warrant                                  (3)
4/4/97                 19,556   Common Stock           Warrant                                  (3)
5/8/97                104,889   Common Stock           Warrant                                  (3)
6/5/97                393,750   Common Stock           Warrant                                  (3)
7/3/97                393,750   Common Stock           Warrant                                  (3)
7/29/97               393,750   Common Stock           Warrant                                  (3)
9/4/97                393,750   Common Stock           Warrant                                  (3)
9/24/97               393,750   Common Stock           Warrant                                  (3)
10/20/97              393,750   Common Stock           Warrant                                  (3)
11/20/97              550,000   Common Stock           Warrant                                  (3)
12/5/97               550,000   Common Stock           Warrant                                  (3)
1/14/97               150,000   Common Stock           Convertible Note                         (5)
2/24/97               132,750   Common Stock           Convertible Note                         (5)
4/3/97                 40,430   Common Stock           Convertible Note                         (5)
4/4/97                 19,556   Common Stock           Convertible Note                         (5)
5/8/97                104,889   Common Stock           Convertible Note                         (5)
1/14/97               150,000   Common Stock           Warrant                                  (5)
2/24/97               132,750   Common Stock           Warrant                                  (5)
4/3/97                 40,430   Common Stock           Warrant                                  (5)
4/4/97                 19,556   Common Stock           Warrant                                  (5)
5/8/97                104,889   Common Stock           Warrant                                  (5)
6/5/97                393,750   Common Stock           Warrant                                  (5)
7/3/97                393,750   Common Stock           Warrant                                  (5)
7/29/97               393,750   Common Stock           Warrant                                  (5)
7/29/97               393,750   Common Stock           Warrant                                  (5)
9/4/97                393,750   Common Stock           Warrant                                  (5)
9/24/97               393,750   Common Stock           Warrant                                  (5)
10/20/97              393,750   Common Stock           Warrant                                  (5)
11/20/97              550,000   Common Stock           Warrant                                  (5)
12/5/97               550,000   Common Stock           Warrant                                  (5)
3/31/98             2,543,435   Warrant                8% Notes                                 (1)
3/31/98             8,579,920   Warrant                8% Notes                                 (3)
4/16/98             2,375,000   Common Stock           Warrant                                  (3)
3/31/98                98,560   Warrant                8% Notes                                 (4)
3/31/98             8,601,530   Warrant                8% Notes                                 (5)
4/16/98             2,375,000   Common Stock           Warrant                                  (5)
3/31/98               323,960   Warrant                8% Notes                                 (2)
1/25/99               833,334   Common Stock           Common Stock                             (3)
4/25/99               833,333   Common Stock           Common Stock                             (3)
6/25/99               833,334   Common Stock           Common Stock                             (3)
8/19/99             1,041,667   Common Stock           Common Stock                             (3)
10/7/99               781,250   Common Stock           Common Stock                             (3)
12/14/99            1,250,000   Common Stock           Common Stock                             (3)
1/25/99               833,333   Common Stock           Common Stock                             (5)
4/25/99               833,334   Common Stock           Common Stock                             (5)
6/25/99               833,333   Common Stock           Common Stock                             (5)
8/19/99             1,041,666   Common Stock           Common Stock                             (5)
10/7/99               781,250   Common Stock           Common Stock                             (5)
12/14/99            1,250,000   Common Stock           Common Stock                             (5)
1/25/99               150,000   Common Stock           Warrant                                  (3)
8/19/99                62,500   Common Stock           Warrant                                  (3)
10/7/99                62,500   Common Stock           Warrant                                  (3)
12/14/99               62,500   Common Stock           Warrant                                  (3)
1/25/99               150,000   Common Stock           Warrant                                  (5)
8/19/99                62,500   Common Stock           Warrant                                  (5)
10/7/99                62,500   Common Stock           Warrant                                  (5)
12/14/99               62,500   Common Stock           Warrant                                  (5)
4/28/00               500,000   Common Stock           Common Stock                             (3), (6)
4/28/00             5,000,000   Common Stock           Warrant                                  (3), (7)
4/28/00               500,000   Common Stock           Common Stock                             (5), (6)
4/28/00             5,000,000   Common Stock           Warrant                                  (5), (7)
(1) (2) (3) (4) (5) (6) (7)

Tte . of Trust for the benefit of Thomas L. Kempner and Alan H. Kempner, Jr.
Directly owned by Thomas L. Kempner.
Tte. of Trust for the benefit of Alan H. Kempner, Jr.
Nan S. Kempner.
Tte. of Trust and beneficiary for Thomas L. Kempner.
In connection with a private placement, the Trust F/B/O Thomas L. Kempner and the Trust F/B/O Alan H. Kempner each purchased 500,000 shares of Common Stock at a cost of $0.10 per share.
In connection with a private placement, and the acquisition of shares referred to in footnote (6), 5,000,000 warrants were issued to each of the Trust F/B/O Thomas L. Kempner and the Trust F/B/O Alan H. Kempner in exchange for their commitment to purchase additional shares of Common Stock (to be equally distributed between the two trusts).